EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Update of 2014 forecast for the Group

Further to the company’s immediate reports from 30 April, 2014 concerning Pelephone’s execution of an agreement for the establishment of an LTE network; from 16 May, 2014, regarding the retirement of employees and from 20 May regarding the completion of the transaction to sell Coral Tel Ltd. (“Yad 2”), the Company is updating the forecast published in connection with the group’s results (see section 1.5 of Chapter A of the Company’s periodic report for 2013 - “The Periodic Report”), based on the existing information in the Company as of today, as follows:

•	The net profit for shareholders is expected to be some NIS 2 billion.
•	The EBITDA is expected to be some NIS 4.5 billion.
•	The company’s free cash flows are expected to be some NIS 2.5 billion1.

The company forecasts detailed in this immediate report constitute forward-looking information, as this term is defined in the Israel Securities Law, 5728-1968 and is based on the Company’s assumptions in accordance with the data in the Company’s possession at this time. The forecasts are based on the assessments, assumptions and expectations, and in addition -The forecasts do not include the effects of the early retirement of employees, to the extent that such should occur (beyond the decisions that the company has already made regarding retirements, as detailed in the immediate report from 15 May, 2014), investments, to the extent that there may be such; in respect of the purchase of frequencies for a G4 network (LTE), and the effects of steps toward a possible merger with D.B.S.

The forecasts are based, among other things, on the group’s assessments concerning the structure of competition in the communications sector and the regulatory arrangements in this field; the economic situation in Israel and, accordingly, the group’s ability to implement its plans for 2014. The actual results are likely to be different than these assessments, considering the changes in all of the above, the business conditions and the effects that could result from regulatory decisions, technological changes, developments in the structure of the telecommunications sector, etc, or in the event of the realization of one or more of the risk factors specified in the periodic report.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1
Clarification: The net receipts from the sale of Yad 2 (after the deduction of tax), will be included in the cash flows from investment activity, such that this sale has no effect on the Company’s free cash flow forecast, as defined in the periodic report (cash stemming from current operations minus cash for the purchase/from the sale of fixed assets and intangible assets, net).